EXHIBIT 1

Privet Fund Management and UPG Enterprises Nominate Five Highly-Qualified Candidates for Election to Synalloy’s Board of Directors

Group Owning ~25% of Synalloy’s Outstanding Shares Issues Letter to Stockholders Laying Out the Case for Urgent Change Atop the Company

Believes Poor Long-Term Performance Under the Current Eight-Member Board Stems From Weak Operational Execution, Haphazard Capital Allocation Decisions and a Lack of Management Accountability

To Strengthen Synalloy and Unlock its Full Potential, the Stockholder Group Has Nominated a Five-Member Slate With Superior Expertise in Chemicals, Metals and Public Company Governance

ATLANTA — (BUSINESS WIRE) — Privet Fund Management LLC (together with its affiliates, “Privet”) and UPG Enterprises LLC (together with its affiliates, “UPG”), which have joined together as a formal group and collectively own approximately 24.8% of the outstanding common stock of Synalloy Corporation (NASDAQ: SYNL) (“Synalloy” or the “Company”), today sent a letter to stockholders of the Company announcing their decision to nominate a slate of five highly-qualified candidates, Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman, for election to Synalloy’s Board of Directors at the Company’s upcoming 2020 Annual Meeting of Stockholders.

The full text of the letter is below.

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March 18, 2020

Dear Fellow Stockholders,

Privet Fund Management LLC (together with its affiliates, “Privet”) and UPG Enterprises LLC (together with its affiliates, “UPG” and collectively with Privet, the “Stockholder Group” or “we” or “us”) are the largest stockholders of Synalloy Corporation (“Synalloy” or the “Company”), with aggregate ownership of approximately 24.8% of the Company’s outstanding common stock. We are confident that Synalloy’s high-quality assets can produce exceptional returns for stockholders if they are managed properly, with strong business-level execution and prudent board-level oversight.

Unfortunately, we believe stockholders have been forced to endure what amounts to a lost decade under Synalloy’s long-tenured Chief Executive Officer, Craig Bram, and the incumbent Board of Directors (the “Board”). We contend that Synalloy has been plagued by weak operational execution, haphazard capital allocation decisions, limited accountability for management and the absence of a credible strategy for addressing corporate inefficiencies and waste. This is evidenced by the fact that Synalloy’s total stockholder returns (“TSR”) meaningfully lag those of the Company’s closest competitors, proxy group peers and multiple relevant equity indices over several time horizons.

SYNALLOY TSR

	1 Year	3 Year	5 Year	CEO Tenure(4)

NASDAQ 100 Non-Financial	38.8%	83.7%	118.7%	322.1%
Russell 2000	24.8%	27.2%	49.1%	142.2%
Proxy Group(2)	13.2%	17.3%	19.4%	57.6%
Closest Direct Peers Group(3)	13.0%	(5.6)%	22.3%	54.1%

Synalloy Corporation	(18.4)%	20.2%	(22.2)%	28.7%

Over/(Underperformance) vs. NASDAQ 100 Non-Financial	(57.2)%	(63.5)%	(140.9)%	(293.4)%
Over/(Underperformance) vs. Russell 2000	(43.2)%	(7.0)%	(71.3)%	(113.5)%
Over/(Underperformance) vs. Proxy Group	(31.7)%	2.9%	(41.6)%	(28.9)%
Over/(Underperformance) vs. Closest Direct Peers Group	(31.4)%	25.9%	(44.5)%	(25.4)%

Source: Bloomberg

(1) Performance as of 12/31/2019, prior to UPG and Privet’s meaningful share accumulation and the market turmoil caused by COVID-19, adjusted for dividends.

(2) The “Proxy Group” consists of companies used in the Company’s 2019 proxy statement to set executive compensation.

(3) The “Closest Direct Peers Group” includes WOR, USAP, ZEUS, IIIN, NWPX, RYI (since IPO in 2014), HWKN, VNTR (since IPO in 2017), TREC and NGVT (since IPO in 2016).

(4) Mr. Bram became Chief Executive Officer in January 2011.

It appears to us that the current mix of directors—which lacks strong operating experience in the chemicals and metals businesses—is ill-equipped to oversee strategic initiatives, establish and achieve performance metrics and hold management to account. Rather than overhauling the management team or thoughtfully considering strategic alternatives, we feel the incumbent Board has been content to stand idle over the past several years as opportunities disappeared and value eroded. We are convinced that a drastic change in leadership is needed to reverse the trajectory of value destruction and deliver consistent, sustainable value creation at Synalloy.

Many of you are likely aware that Privet has spent years trying to engage with Synalloy’s leadership about approaches for enhancing stockholder value, including even offering to acquire the Company last year.(1) Now that Privet and UPG have formed the Stockholder Group, however, we are completely focused on one path forward: overhauling Synalloy’s Board and implementing a superior operating strategy and a revitalized corporate culture that can produce long-term, sustainable value for all stockholders.

While we firmly believe that deeper industry expertise and enhanced strategic oversight are required in the boardroom, it is also clear that Synalloy needs a revamped operating plan. That is why our nominees are already working together to prepare the type of transition plan that can catalyze Synalloy’s turnaround and revitalization. If our nominees are elected to the Board, they intend to immediately implement a viable strategy that emphasizes dramatically improving margins, increasing cash flows, growing returns on incremental invested capital and installing a culture of accountability. Given our slate’s considerable experience serving on both public and private company boards, we feel that our nominees will be able to work seamlessly with the incumbent directors to put stockholders’ interests first.

We are confident that with the right Board and strategic plan in place, Synalloy can be a best-in-class industry leader that produces quality returns for all stockholders. We are now taking the first steps toward achieving that vision by soliciting your support to elect our five nominees to the Company’s eight-member Board at this year’s Annual Meeting. Our nominees are:

•                  Andee Harris, 46, is the founder and Chief Executive Officer of Franklin Heritage, LLC, a private equity firm that invests in cutting-edge technology and manufacturing. Ms. Harris serves as an Adjunct Professor at Northwestern University’s Kellogg School of Management. She was formerly the Chief Executive Officer of HighGround Enterprise Solutions Inc., which she successfully sold to Vista Equity

(1)  See Privet Fund LP’s 13D/A filed on April 23, 2019. (Note: On April 23, 2019, Privet offered to acquire all of the outstanding common stock of Synalloy for $20.00 per share, in cash, representing a premium of 42%. Once rejected by the Company (and following a meaningful reduction in the Company’s 2019 operating results outlook), Privet offered at a later date to acquire all of the outstanding common stock for $18.50 per share.)

Partners in 2018.  She has also held various leadership roles at software companies with a focus on people analytics, information technology and performance management. In addition, she has earned a number of professional recognitions, including being named one of Chicago’s most successful technology entrepreneurs and as a Notable Woman in Manufacturing by Crain’s Chicago Business in 2020. Ms. Harris holds a B.A. from the University of Michigan in Organizational Psychology and a Certification as an Executive Coach from Columbia University.

•                  Christopher Hutter, 40, is the Co-Founder and Manager of UPG Enterprises LLC (“UPG”), a high-growth operator of industrial companies focused on metals, manufacturing, distribution, and logistics. At UPG, Mr. Hutter oversees operations and strategic initiatives at both the holding company and portfolio company levels, and has extensive experience in large scale acquisitions, transaction structuring, and business operations and integration across a broad spectrum of industries. Mr. Hutter has overseen UPG’s revenue growth from its inception to the present day, including its more than $725 million in fiscal year 2019 revenue.  Previously, Mr. Hutter served as the Managing Director and Chief Financial Officer of InSite Real Estate, L.L.C. Mr. Hutter graduated cum laude from University of Illinois with a B.S. degree in Finance and earned an M.B.A in Finance from Lewis University.

•                  Aldo Mazzaferro, 66, is the Managing Partner and Director of Research at Mazzaferro Research, LLC, a steel industry research boutique firm. Prior to that, Mr. Mazzaferro served as a Managing Director and the Senior Steel & Metals Research Analyst at Macquarie Capital (USA) Inc., an investment banking company. Throughout his extensive career, Mr. Mazzaferro has held a number of senior roles focused on the steel and metals verticals at leading buy-side and sell-side firms, including as Vice President in the Global Investment Research Group at The Goldman Sachs Group, Inc. (NYSE: GS) from 2000 to 2008 and as a Director and Senior Steel Industry Analyst at Deutsche Morgan Grenfell., Inc. the former securities and investment banking subsidiary of Deutsche Bank AG (NYSE: DB), from 1987 to 1998. Mr. Mazzaferro is a CFA charterholder and earned his B.A. in English from Holy Cross College and an M.B.A. in Finance from Northeastern University.

•                  Benjamin Rosenzweig, 34, is a Partner at Privet Fund Management LLC, an investment firm focused on event-driven and value-oriented investments in small capitalization companies. Previously, Mr. Rosenzweig served as an Investment Banking Analyst in the corporate finance group of Alvarez & Marsal, a global professional services firm, where he completed multiple distressed mergers and acquisitions, restructurings, capital formation transactions and similar financial advisory engagements across several industries. Mr. Rosenzweig currently serves on the board of directors of Potbelly Corporation (NASDAQ: PBPB), PFSweb, Inc. (NASDAQ: PFSW), Cicero Inc. (OTC: CICN), and Hardinge Inc. (formerly NASDAQ: HDNG). Mr. Rosenzweig previously served on several public company boards of directors including StarTek, Inc. (NYSE: SRT) and RELM Wireless Corporation (n/k/a BK Technologies Corporation) (NYSE AMERICAN: BKTI). Mr. Rosenzweig graduated magna cum laude from Emory University with a B.A. in Finance and a second major in Economics.

•                  John P. Schauerman, 63, is currently a private investor after most recently serving as Executive Vice President of Corporate Development of Primoris Services Corporation (NASDAQ: PRIM), a specialty construction and infrastructure company, where he currently serves on its board of directors. Mr. Schauerman also previously served as the Chief Financial Officer of Primoris. Mr. Schauerman currently serves on the board of directors of Allegro Merger Corp (NASDAQ: ALGR), and previously served on several public and private company boards of directors, including MYR Group Inc. (NASDAQ: MYRG), Harmony Merger Corp. (formerly NASDAQ: HRMNU), and Wedbush Securities, Inc. Mr. Schauerman is a member of the Dean’s Executive Board of the University of California, Los Angeles School of Engineering. He holds a B.S. in Electrical Engineering from the University of California, Los Angeles and an M.B.A. in Finance from Columbia University.

We look forward to continuing to engage with all stockholders in the coming weeks, with the intent to share additional information about our case for change and plans for a stronger Synalloy.

Sincerely,

Ben Rosenzweig	Christopher Hutter

Privet Fund Management LLC	UPG Enterprises LLC

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CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Privet Fund LP, together with the other participants named herein (collectively, the “Stockholder Group”), intends to file a preliminary proxy statement and an accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly qualified director nominees at the 2020 annual meeting of stockholders of Synalloy Corporation (the “Company”).

THE STOCKHOLDER GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Privet Fund LP (“Privet Fund”), Privet Fund Management LLC (“Privet Fund Management”), Ryan Levenson, UPG Enterprises LLC (“UPG Enterprises”), Paul Douglass, Christopher Hutter, Andee Harris, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman.

As of the date hereof, Privet Fund is the direct beneficial owner of 1,535,507 shares of Common Stock. Privet Fund Management, as the general partner and investment manager of Privet Fund, may be deemed to beneficially own the 1,535,507 shares of Common Stock beneficially owned by Privet Fund. Mr. Levenson, as the managing member of Privet Fund Management, may be deemed to beneficially own the 1,535,507 shares of Common Stock beneficially owned by Privet Fund. As of the date hereof, UPG Enterprises is the direct beneficial owner of 723,401 shares of Common Stock. Messrs. Douglass and Hutter, each as a manager of UPG Enterprises, may be deemed to beneficially own the 723,401 shares of Common Stock beneficially owned by UPG Enterprises. As of the date hereof, Ms. Harris and Messrs. Mazzaferro, Rosenzweig and Schauerman do not beneficially own any shares of Common Stock.

About Privet Fund Management LLC

Privet Fund Management LLC is a private investment firm focused on investing in and partnering with small capitalization companies. The firm has flexible, long-term capital with the ability to effectuate investments across all levels of the capital structure. Privet was founded in 2007 and is based in Atlanta, GA.

About UPG Enterprises LLC

UPG Enterprises LLC is an operator of a diverse set of industrial companies focused on metals, manufacturing, distribution and logistics. Our success continues to be driven from within, starting with our dedicated employees who operate with a sense of urgency, commitment to customers and flexibility to do what’s right on the spot without question. With 25 locations throughout North America, its operations continue to grow with the intention of building a business based on culture, respect and growth. Founded by two families with multi-generational experience in various industries, UPG prides itself on having a long- term approach to business, entrepreneurial spirit and excellent teams that represent its family of companies. To learn more, visit www.upgllc.com.

Contacts

For Investors:

Privet Fund Management LLC

Ben Rosenzweig 404-419-2670

ben@privetfund.com

OR

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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